June 28, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (949) 440-7033

Ms. Patti M. Dodge
Executive Vice President and
  Chief Financial Officer
New Century Financial Corporation
18400 Von Karman
Suite 1000
Irvine, CA  92612

      Re:	New Century Financial Corporation
      Form 10-K for the year ended December 31, 2005
      Filed March 16, 2006
      File No. 001-32314

Dear Ms. Dodge:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 54

1. We note the following trends during 2005:

* The company had $80.2 million of mortgage loans held for sale on non accrual status versus $23.4 million on non accrual status at December 31, 2004, an increase of 243%. Refer to page F-24.
* The company had $666.6 million of mortgage loans held for investment on non accrual status versus $179.2 million at December 31, 2004, an increase of 272%. Refer to page F-26.

* The company uses a qualifying interest rate that is equal to the initial interest rate on the loan to determine the applicant`s ability to repay an adjustable-rate loan.

* For interest-only adjustable rate mortgage loans the company generally uses the initial interest-only payment for determining the borrower`s repayment ability. Refer to page 9.

* Originations of interest-only loans were 31% of total loan originations during 2005 versus 19% of originations in 2004, a considerable increase as noted by the company. Refer to page 58.

* In the fourth quarter of 2005 the company changed its product design to provide for an interest-only payment period for at least the first five years following origination. Previously under most of these interest-only mortgage loans the interest-only period extended for only the first two or three years. Refer to page F-26.

* While the allowance for losses for mortgage loans held for investment increased during 2005 by approximately $108 million or 120%, the charge offs during the period increased $26 million or 415%. Refer to pages F-26 and F-27.

Given the above as well as the increasing interest rate environment, please clarify to us what consideration you gave to discussing in Management`s Discussion and Analysis the unfavorable trends and effect on future operating results including expected increases in the loan loss provision. Refer to Item 303(a) (3) (ii) of Regulation
S-K. In addition, please clarify to us how these trends were considered in the assessment of the adequacy of the loan loss provision.

Note (1) Summary of Significant Accounting Policies

(u) Investment in Carrington, page F-20

2. Please clarify to us and in future filings disclose how the change in ownership of Carrington as a result of Carrington`s raising of additional capital was accounted for. In addition, please address the other disclosures specified by SAB Topic 5H, Question 6.

Note (4) Residual Interests in Securitizations, page F-27

3. Please advise us and revise your disclosure in future filings to explain the form of residual interest that you retain in your securitization transactions referenced here, how such interests are initially and subsequently valued and how you characterize and define these residual interests disclosed in this note. In this regard, please clarify the individual components of your residual interests, such as retained interests or interest-only strips, and how you account for such residual interests in accordance with SFAS 115. Refer to paragraph 14 of SFAS 140. Finally, please tell us what consideration you gave to the disclosures specified by paragraphs 17(e)(3) and 17(f)(3) of SFAS 140.

Note (5) Mortgage Servicing Assets, page F-29

4. Tell us what consideration you gave to providing the sensitivity analysis for servicing assets as required by paragraph 17(g)(3) of SFAS 140.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.









	You may contact Joshua S. Forgione, at (202) 551-3431, or me, at
(202) 551-3780, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant
Ms. Patti M. Dodge
New Century Financial Corporation
June 28, 2006
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